Mail Stop 0511



							April 12, 2005



C. Patrick Machado
Senior Vice President and Chief Financial Officer
Orion Acquisition Corp. II
501 Second Street, Suite 211
San Francisco, California 94107

		RE:	Orion Acquisition Corp. II
			Registration Statement on Form SB-2
			File No. 333-122431

Dear Mr. Machado:

      We have reviewed your filing, amended March 11, 2005, and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. As you are aware, the staff is considering the company`s supplemental response to our prior comment 1.
2. We do not understand the first sentence on the prospectus cover page relating to the "sale by us of up to 225,500 shares of our common stock issuable upon the exercise of outstanding warrants." As noted in your supplemental response to our prior comment 2, the
Class
B Warrants were initially issued in 1995 pursuant a registration statement on Form SB-2, Commission File No. 333-3255. It also appears that the referenced SB-2 registered the common stock underlying the Class B warrants. It, therefore, appears as though you are not registering the "sale" of the stock underlying the warrants but merely seeking to employ the provisions of Rule 429 of
Regulation C in order to deliver a current prospectus for the exercise of the warrants. To this extent, we direct your attention to Rule 429 which requires, among other things, that you identify any
earlier registration statement to which this combined prospectus relates by setting forth the Commission file number at the bottom of the facing page of the latest registration statement. See Rule 429(b). If you disagree, advise supplementally. Also, clarify on the cover page of the prospectus whether you are seeking to register the resale of the stock issuable upon conversion of the warrants. Finally, expand the disclosure under "Warrants" subsection on page 43 to fully discuss the terms of the warrants and to identify the holders.

Summary
3. We reissue our prior comment 5.  Please explain the term
"value-
enhancing milestone events."

Use of Proceeds, page 16
4. Disclosure indicates the aggregate net proceeds to you "from the sale of 225,500 shares of common stock issuable upon exercise of such purchase warrants will be approximately $1,306,136." We do not understand this statement since the company is not the holder of the warrants. We also note that the exercise price of these warrants is
$0.125 which results in proceeds of approximately $28,188. Revise your disclosure as appropriate or advise supplementally. We also refer you to disclosure contained on page 43 beneath the "Warrants" subheading and our comments thereon.

Business, page 19
5. We reissue our previous comment 21. It appears that the basis for much of the disclosure about your company`s industry and the data addressing the feasibility of your company`s research is based upon industry publications, your company`s internal research, and the results of experiments and research conducted by and at several Russian medical/research facilities. Please cite the specific sources for all disclosed statistics, estimates, assertions, and opinions or assume responsibility for the veracity of the information. Should you choose to cite the sources, advise us as to whether or not the information is publicly available. For all information that is not publicly available for a nominal fee, be advised that you must provide a consent for its use or adopt the information as the company`s own.
Manufacturing
6. Please continue to revise your disclosure consistent with our prior comment 24. Expand your disclosure regarding the material terms, financial and otherwise, of the agreements with Pisgah Labs,
Inc. and QS Pharma, L.L.C.

Management
7. Please provide the disclosure required by Item 401 of Regulation
S-B for all persons nominated or chosen to become directors and executive officers. See Item 401(a) of Regulation S-B. In this regard, the company`s Preliminary Proxy Statement filed on Schedule
14A on March 14, 2005 indicates that Daniel Adams, Gregory H.
Bailey,
Kim Blickenstaff, and Steve Gorlin have been nominated for directors of the company as of January 31, 2005.

Summary Compensation Table
8. The information contained in the second footnote is confusing when read in connection with the disclosure contained in the table and the first footnote. It appears that Dr. Hung and Mr. Machado have been compensated yet, in the second footnote, you indicate that "[f]or the fiscal years ended December 31, 2002, and 2003, and until December 17, 2004, the company did not compensate its officers or directors."
Clarify your disclosure as appropriate or advise supplementally as to why further revision is unnecessary.

Scientific And Clinical Advisory Board
9. The company`s supplemental response to our prior comment 47 indicates that Sergey Sablin is the company`s Scientific Director. Is Mr. Sablin a member of the company`s Scientific and Clinical Advisory Board? It seems as though Mr. Sablin is a significant employee for which disclosure is required pursuant to Item 401(b) of
Regulation S-B.  Revise or advise.

Principal and Selling Stockholders
10. We note your revisions in response to our previous comment 34. You identify the following selling shareholders as broker-dealers or affiliates of broker-dealers: Anthony DiGiandomenico, MDB Capital Group, LLC, ProMed Partners, L.P., ProMed Offshore Fund II, Ltd., ProMed Partners II, L.P., Topix, Inc., John Braniff, ProMed Offshore
Fund, Ltd., Karen Simi, Joseph Barletta, David O. Zenker, Jr.,
Brock
Capital Group, LLC, Christopher MacIntyre, Robert Guinta, Julie
Dad,
Kimberly Renner. Unless the securities being registered for resale on behalf of these entities were received as underwriting or placement agent compensation, please identify these entities as underwriters.
11. Please add a footnote addressing any relationship of Special Situations Cayman Fund, L.P. to Austin Marxe and David Greenhouse.
12. Please add footnotes addressing the relationships between Walker
Smith International Fund Ltd., Walker Smith Capital (QP), L.P., Walker Smith Capital, L.P., WS Opportunity Fund International Ltd., and WS Opportunity Fund (QP), L.P., to Walker Smith Capital. In this regard, we refer you to the disclosure contained in footnote 11 to company`s Principal and Selling Stockholder table in the initial filing.

Statement of Operations
13. We note your response to our prior comment 42. It does not appear appropriate to retroactively restate equity and earnings per share based on the exchange ratio of shares issued in the merger, since no shares of common stock have been issued in exchange for the outstanding common stock of the private operating company, Medivation, Inc. Please revise the financial statements accordingly.

Part II - Information Not required in Prospectus
Exhibits
Legality Opinion
14. Please revise your legality opinion to indicate that the opinion opines upon Delaware law including the statutory provisions, all applicable provisions of the Delaware Constitution, and reported decisions interpreting those laws.

Form 8-K/A filed March 4, 2005
15. The financial statements filed under Item 9.01 of Form 8-K should be the pre-merger financial statements of Medivation for the annual and interim periods required by Item 310(c)(3). Please amend the filing to remove the post-acquisition financial statements of the subsidiary as of December 31, 2004, and provide the interim statements of operations, cash flows and related disclosures, as of
September 30, 2004.
16. Footnote 3(f) discloses accounting treatment for intellectual property related milestone payments due to third parties. Please expand the discussion of intellectual property in Note 7 to include a description of the events that trigger milestone/royalty payments and the related milestone/royalty payment amounts.

Form 10-KSB filed February 11, 2005

17. Please revise the Form 10-KSB to reflect all applicable comments on the Form SB-2, including those previously issued.
Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Brian Bhandari at (202) 824-5696 if you have questions regarding comments on the financial statements and related matters. Questions on other disclosure issues may be directed to Jay
Ingram at (202) 942-2791, or to Don Rinehart, who supervised the review of your filing, at (202) 942-4622.

      Sincerely,



John Reynolds
Assistant Director
      Office of Emerging Growth Companies


cc.	John Huber, Esq.
	202-637-3374





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Orion Acquisition Corp. II
April 12, 2005




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